UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 75871 / September 10, 2015

Admin. Proc. File No. 3-16558

In the Matter of

ANTH1, INC.,
ARES GLOBAL ASSETS, INC.,
ASAT HOLDINGS LTD.,
ASIA QUEST VENTURES, INC.,
AUX (USA), INC., and
BARTON SOLAR ACQUISITION, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Anth1, Inc., Ares Global Assets, Inc., Asat Holdings Ltd., Asia Quest Ventures, Inc., Aux (USA), Inc., or Barton Solar Acquisition, Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to Anth1, Inc., Ares Global Assets, Inc., Asat Holdings Ltd., Asia Quest Ventures, Inc., Aux (USA), Inc., and Barton Solar Acquisition, Inc.[2] The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant

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[1]   17 C.F.R. § 201.360(d).

[2]   *ANTH1, Inc., Ares Global Assets, Inc., Asat Holdings Ltd., Asia Quest Ventures, Inc., Aux (USA), Inc., and Barton Solar Acquisition, Inc.*, Initial Decision Release No. 844 (July 28, 2015), 112 SEC Docket 01, 2015 WL 4540452. The Central Index Key numbers are: 1429336 for ANTH1, Inc.; 1181276 for Ares Global Assets, Inc.; 1102384 for Asat Holdings Ltd.; 1433566 for Asia Quest Ventures, Inc.; 1289277 for Aux (USA), Inc.; and 1372334 for Barton Solar Acquisition, Inc.

to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of ANTH1, Inc., Ares Global Assets, Inc., Asat Holdings Ltd., Asia Quest Ventures, Inc., Aux (USA), Inc., and Barton Solar Acquisition, Inc., are hereby revoked.

   For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

           Brent J. Fields
            Secretary

INITIAL DECISION RELEASE NO. 844
ADMINISTRATIVE PROCEEDING
File No. 3-16558

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of ANTH1, INC., ARES GLOBAL ASSETS, INC., ASAT HOLDINGS LTD., ASIA QUEST VENTURES, INC., AUX (USA), INC., and BARTON SOLAR ACQUISITION, INC.	INITIAL DECISION OF DEFAULT July 28, 2015

APPEARANCE: Neil J. Welch, Jr., for the Division of Enforcement, Securities and Exchange Commission

BEFORE: James E. Grimes, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registrations of the registered securities of Respondents Anth1, Inc., Ares Global Assets, Inc., Asat Holdings Ltd., Asia Quest Ventures, Inc., Aux (USA), Inc., and Barton Solar Acquisition, Inc. The revocations are based Respondents' failures to timely file required periodic reports with the Securities and Exchange Commission.

INTRODUCTION

On May 26, 2015, the Commission initiated this proceeding with an Order Instituting Administrative Proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934. The OIP alleges that Respondents have a class of securities registered with the Commission pursuant to Exchange Act Section 12(g) and have repeatedly failed to file timely periodic reports with the Commission, in violation of Exchange Act Section 13(a) and Rules 13a-1 and/or 13a-13.

Respondent Aux was served with the OIP on June 1 and its Answer was due by June 11, 2015; Respondents ANTH1, Asat, Asia Quest, and Barton were served with the OIP by June 2 and their Answers were due by June 15, 2015; and Respondent Ares was served with the OIP by July 1 and its Answer was due by July 14, 2015. *ANTH1, Inc.*, Admin. Proc. Rulings Release No. 2929, 2015 SEC LEXIS 2891 (July 15, 2015). I ordered Respondents to show cause by July 27, 2015,

why the registrations of their securities should not be revoked by default due to their failures to file Answers or otherwise defend this proceeding. *Id.*

On July 28, 2015, I held a telephonic prehearing conference, which the Division attended but Respondents did not. To date, Respondents have not filed Answers or responded to the order to show cause.

FINDINGS OF FACT

Respondents are in default for failing to file Answers, attend the prehearing conference, or otherwise defend this proceeding. *See* OIP at 3; 17 C.F.R. §§ 201.155(a)(1)-(2), .220(f), .221(f). Accordingly, as authorized by Rule 155(a), I find the following allegations in the OIP to be true. 17 C.F.R. § 201.155(a).

ANTH1, Central Index Key (CIK) No. 1429336, is a delinquent Colorado corporation located in Thornton, Colorado, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). ANTH1 is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q/A for the period ended September 30, 2008, which reported a net loss of $1,785 for the prior nine months.

Ares, CIK No. 1181276, is a forfeited Delaware corporation located in Aberdare, Wales, United Kingdom, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Ares is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2003, which reported a net loss of $124 from the company's July 16, 2002, inception to September 30, 2003.

Asat, CIK No. 1102384, is a Cayman Islands corporation located in George Town, Grand Cayman, Cayman Islands, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Asat is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the period ended April 30, 2008, which reported a net loss of over $24.9 million for the prior twelve months.

Asia Quest, CIK No. 1433566, is a forfeited Delaware corporation located in Saranac, Michigan, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Asia Quest is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 2008, which reported a net loss of $3,134 from the company's July 24, 2008, inception to December 31, 2008.

Aux, CIK No. 1289277, is a forfeited Delaware corporation located in Ningbo, Zhejiang Province, China, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Aux is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2005, which reported a net loss of $29,716 from the company's June 17, 2003, inception to March 31, 2005.

Barton, CIK No. 1372334, is a permanently revoked Nevada corporation located in Detroit, Michigan, with a class of securities registered with the Commission pursuant to Exchange

Act Section 12(g). Barton is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2007, which reported a net loss of $8,350 from the company's June 8, 2006, inception to June 30, 2007.

In addition to their repeated failures to file timely periodic reports, Respondents failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require public corporations to file annual and quarterly reports with the Commission. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). There is no genuine issue of material fact that Respondents failed to file timely periodic reports. As a result, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and/or 13a-13.

SANCTION

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend the registration for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In determining the public interest or what is necessary or appropriate for the protection of investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

Respondents' failures to file required periodic reports are serious because they violate a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Id.* at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). Respondents' violations are also recurrent in that they repeatedly failed to file required periodic reports. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009) (respondent failed to file seven required periodic reports due over a two-year period); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS

1197, at *25-26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent). Respondents are also culpable because they failed to heed delinquency letters sent to them by the Division of Corporation Finance or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters, and they were therefore on notice, even before the OIP issued, of their obligation to file periodic reports. *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that revocation may be warranted even without proof that a respondent was aware of its reporting obligations). Finally, Respondents have not answered the OIP, attended the prehearing conference, or otherwise participated in the proceeding to address whether they have made any efforts to remedy their past violations, and have provided no assurances against further violations.

For these reasons, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondents.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of ANTH1, Inc., Ares Global Assets, Inc., Asat Holdings Ltd., Asia Quest Ventures, Inc., Aux (USA), Inc., and Barton Solar Acquisition, Inc., are hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111, 17 C.F.R. § 201.111(h). If a motion to correct a manifest error of fact is filed by a party, a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

A respondent may move to set aside the default in this case. Rule 155(b) permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. *Id.*

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James E. Grimes
Administrative Law Judge